UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Corium International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21887L107

(CUSIP Number)

Peter D. Staple

Chief Executive Officer

235 Constitution Drive

Menlo Park, California 94025

(650) 298-8255

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to

Michael J. Aiello, Esq.

Eoghan P. Keenan, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York  10153

(212) 310-8000

October 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

1	Names of Reporting Persons Gurnet Holding Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,353,304* (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,353,304* (see Items 4 and 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.6% (see Item 5)

14	Type of Reporting Person CO

* Pursuant to the Tender and Support Agreement described in Item 3 below, Gurnet Holding Company may be deemed to have beneficial ownership of 9,353,304 shares of common stock, par value $0.001 per share, of Corium International, Inc. issued and outstanding as of October 9, 2018, as set forth in the Merger Agreement described in Item 3 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gurnet Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	Names of Reporting Persons Gurnet Merger Sub, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,353,304* (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,353,304* (see Items 4 and 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.6% (see Item 5)

14	Type of Reporting Person CO

* Pursuant to the Tender and Support Agreement described in Item 3 below, Gurnet Merger Sub, Inc. may be deemed to have beneficial ownership of 9,353,304 shares of common stock, par value $0.001 per share, of Corium International, Inc. issued and outstanding as of October 9, 2018, as set forth in the Merger Agreement described in Item 3 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gurnet Merger Sub, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	Names of Reporting Persons Gurnet Point L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,353,304* (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,353,304* (see Items 4 and 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.6% (see Item 5)

14	Type of Reporting Person PN

* Pursuant to the Tender and Support Agreement described in Item 3 below, Gurnet Point L.P. may be deemed to have beneficial ownership of 9,353,304 shares of common stock, par value $0.001 per share, of Corium International, Inc. issued and outstanding as of October 9, 2018, as set forth in the Merger Agreement described in Item 3 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gurnet Point L.P. that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	Names of Reporting Persons Waypoint International GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,353,304* (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,353,304* (see Items 4 and 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.6% (see Item 5)

14	Type of Reporting Person OO

* Pursuant to the Tender and Support Agreement described in Item 3 below, Waypoint International GP LLC may be deemed to have beneficial ownership of 9,353,304 shares of common stock, par value $0.001 per share, of Corium International, Inc. issued and outstanding as of October 9, 2018, as set forth in the Merger Agreement described in Item 3 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Waypoint International GP LLC that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.                Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Corium International, Inc., a Delaware corporation (“Corium”), and is being filed pursuant to Rule 13d–1 under the Securities Exchange Act of 1934 (the “Exchange Act”). The principal executive offices of Corium are located at 235 Constitution Drive, Menlo Park, California 94025.

Item 2.         Identity and Background.

This Schedule 13D is being filed jointly on behalf of Gurnet Holding Company, a Delaware corporation (“Parent”), Gurnet Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Gurnet Point L.P., a Delaware limited partnership (“Gurnet Point”) and Waypoint International GP LLC, a Delaware limited liability company and the general partner of Gurnet Point (“Waypoint” and, together with Parent, Merger Sub and Gurnet Point, the “Reporting Persons”).  The address of the principal business and principal officer of each of the Reporting Persons is 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142.

Parent is a direct wholly-owned subsidiary of Gurnet Point and was recently formed solely for the purpose of entering into the Merger Agreement (defined in Item 4). Parent has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement (defined below in Item 4). Merger Sub is a direct wholly-owned subsidiary of Parent, and was recently formed for the purpose of acquiring all of the issued and outstanding shares of the common stock, par value $0.001 per share, of Corium (the “Shares”) and consummating the transactions contemplated by the Merger Agreement and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Offer, the Merger and the Merger Agreement (each as defined below in Item 4).  Gurnet Point is a healthcare investment fund that invests in life sciences, medical technology and healthcare services companies across all stages of development through to commercialization. The principal business of Waypoint is to act as the general partner, and be responsible for the business and affairs of Gurnet Point.  Until immediately prior to the time Merger Sub purchases Shares pursuant to the Offer, it is not anticipated that Parent or Merger Sub will have any significant assets or liabilities.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of Parent, Merger Sub, Gurnet Point and Waypoint and each executive officer and director of any corporation or other person ultimately in control of Parent, Merger Sub, Gurnet Point and Waypoint, are set forth on Annex A attached hereto.

During the last five years, none of Parent, Merger Sub, Gurnet Point or Waypoint, and to the best knowledge of each of Parent, Merger Sub and Gurnet Point, none of the persons on Annex A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 22, 2018, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d–1(k)(1) of the Exchange Act.

Item 3.         Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in, the Tender and Support Agreement described in Item 4 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Tender and Support Agreement (as defined in Item 4 below) by Parent, Merger Sub and the principal stockholder of Corium.  As a result of Merger Sub being its direct wholly-owned subsidiary, Parent may be deemed to share beneficial ownership of the Subject Shares that Merger Sub may be deemed to beneficially own. As a result of Parent being its direct wholly-owned subsidiary,

Gurnet Point may be deemed to share beneficial ownership of the Subject Shares that Parent may be deemed to beneficially own.  As a result of Gurnet Point being its limited partner, Waypoint may be deemed to share beneficial ownership of the Subject Shares that Gurnet Point may be deemed to beneficially own.  No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Tender and Support Agreement. It is currently anticipated that all of the funds required to acquire the Subject Shares will be obtained from the working capital of Parent, which in turn are expected to be obtained from a capital contribution from Gurnet Point.

Item 4.         Purpose of Transaction.

Merger Agreement and Tender Offer

On October 11, 2018, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Corium.  Under the Merger Agreement, among other things, Merger Sub will commence a tender offer to purchase all of the Shares, at a purchase price of $12.50 (the “Closing Amount”), plus one non-transferable contingent value right for each share (each, a “CVR”), which represents the contractual right to receive $0.50 per Share (the Closing Amount plus one CVR collectively, or any higher amount per Share paid pursuant to the Offer, being the “Offer Price”) following approval by the FDA of the New Drug Application for Corplex Donepezil, as described in and under the conditions set forth in the Contingent Value Rights Agreement (as defined in the Merger Agreement), net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms set forth in the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).  Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Corium (the “Merger”), and Corium will survive the Merger as a direct wholly-owned subsidiary of Parent (the “Surviving Corporation”).  It is anticipated that, the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no stockholder vote required to consummate the Merger.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Corium, Parent or Merger Sub or by stockholders who have validly exercised their appraisal rights under Delaware law) will be converted automatically into the right to receive the Offer Price (the “Merger Consideration”).

At the Effective Time, each issued and outstanding Share (other than Shares tendered and accepted for payment by Merger Sub pursuant to the Offer, Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, Corium or held as treasury stock immediately prior to the Effective Time, and Shares owned by a holder who has properly demanded appraisal) will automatically be converted into the right to receive the Merger Consideration. In addition, at the Effective Time, (i) each option to purchase Shares that is vested and outstanding will be cancelled and converted into the right to receive (1) an amount in cash equal to the product of (x) the number of Shares issuable under such option multiplied by (y) the excess of (A) the Closing Amount over (B) the per share exercise price of such option plus (2) one CVR for each Share issuable under such option, (ii) each vested restricted stock unit (“RSU”) corresponding to Shares that has not yet settled will be cancelled and converted into the right to receive (1) an amount in cash equal to the product of (x) the number of Shares issuable under such RSU multiplied by (y) the Closing Amount plus (2) one CVR for each Share issuable under such RSU, (iii)  each unvested option that is unexpired, unexercised and outstanding will be converted into and substituted for the right to receive an amount equal to the product of (x) the number of Shares issuable under such option multiplied by (y) the excess of (A) the Closing Amount over (B) the per share exercise price of such option, and (iv) each unvested RSU outstanding that has not yet been settled will be converted into and substituted for the right to receive an amount equal to the product of (x) the number of Shares issuable under such RSU multiplied by (y) the Closing Amount. The payments in respect of unvested options and unvested RSUs shall be paid over the remaining vesting periods of such awards (with full acceleration of any unvested portion thereof if, within 12 months following the Effective Time, the employee is terminated without cause or the employee resigns for good reason) and subject to generally the same terms and conditions as applied to the awards prior to the Effective Time. Corium’s Employee Stock Purchase Plan will terminate with a final purchase date to occur prior to the closing of the Merger.

Under the Merger Agreement, and upon the terms and conditions contained therein, Merger Sub is obligated to commence the Offer as promptly as reasonably practicable after October 11, 2018, the date of the Merger Agreement. The Offer will remain open for at least 20 business days, which period may be extended under certain circumstances described in the Merger Agreement. Merger Sub’s obligation to accept for payment and pay for any Shares tendered in the Offer is subject to certain conditions, including (i) there having been validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of Shares outstanding on a fully diluted basis, assuming exercise of all options to purchase Shares that are vested and outstanding immediately prior to the Effective Time and exercise of all of the Warrants of Corium, (ii) the waiting period (and any extension thereof) applicable to the Offer under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder having been expired or terminated prior to the Expiration Date, (iii) the absence of any material adverse effect with respect to Corium and (iv) certain other customary conditions. The Offer is not subject to a financing condition.

The Merger Agreement also provides that, as of the Effective Time, the directors of Merger Sub will be the directors on the board of directors of the Surviving Corporation.

Parent, Merger Sub and Corium have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding operation of the business of Corium and its subsidiaries prior to the closing. In addition, Corium has made certain covenants restricting Corium from soliciting, or providing information or entering into discussions concerning, proposals relating to alternative business combination transactions. However, Corium may take certain specified actions in response to an unsolicited proposal that the board of directors of Corium (the “Corium Board”) reasonably determines in good faith is, or could reasonably be expected to lead to, a proposal superior to the transactions contemplated in the Merger Agreement, if failure to take such actions would be inconsistent with the Corium Board’s fiduciary duties and other specified conditions are met. In such circumstances, and subject to certain obligations to notify Parent and to other rights granted to Parent, including the right to require Corium to engage in good faith negotiations for an amendment to the Merger Agreement, the Corium Board may cause Corium to terminate the Merger Agreement in response to such superior proposal. Upon termination of the Merger Agreement in such circumstances or other specified circumstances, Corium will be required to pay Parent a termination fee of $19,000,000.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Corium. Corium’s stockholders and other investors are not third–party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Corium, Parent, Merger Sub or Gurnet Point or any of their respective subsidiaries or affiliates.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, Essex Woodlands Health Ventures Fund VII, LP. (the “Supporting Stockholder”) has entered into a Tender and Support Agreement, dated as of October 11, 2018, with Parent and Merger Sub (the “Tender and Support Agreement”). Subject to the terms and conditions of the Tender and Support Agreement, the Supporting Stockholder has agreed, among other things, to tender into the Offer all Shares owned of record or beneficially owned or acquired by it after such date (the “Subject Shares”) and the Supporting Stockholder has agreed not to vote any of its Shares in favor of (i) the approval of any Acquisition Proposal other than the Merger, (ii) any corporate action submitted for approval by stockholders of Corium, the consummation of which would impede, interfere with, prevent or delay the consummation of the Transactions or (iii) any other corporate action submitted for approval by stockholders of Corium, substantially facilitating any of the foregoing matters. As of October 10, 2018, approximately 25.6% of the outstanding Shares are subject to the

Tender and Support Agreement. The Tender and Support Agreement will terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

Based upon information provided by the Supporting Stockholder, as of October 11, 2018, the Subject Shares included 9,353,304 beneficially owned by the Supporting Stockholder. The Reporting Persons may be deemed to have acquired shared voting and disposition power with respect to the Subject Shares by reason of the execution and delivery of the Tender and Support Agreement by Parent and Merger Sub. As a result of Merger Sub being its direct wholly-owned subsidiary, Parent may be deemed to share beneficial ownership of the Subject Shares that Merger Sub may be deemed to beneficially own. Furthermore, as a result of Parent being its direct wholly-owned subsidiary, Gurnet Point may be deemed to share beneficial ownership of the Subject Shares that Parent may be deemed to beneficially own.  Furthermore, as a result of Gurnet Point being its limited partner, Waypoint may be deemed to share beneficial ownership of the Subject Shares that Gurnet Point may be deemed to beneficially own.

The foregoing descriptions of the Merger Agreement and Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Tender Support Agreement are referenced herein as Exhibits 2 and 3 and are incorporated by reference into this Item 4.

The purpose of the transactions described above is for Parent, through Merger Sub, to acquire control of, and the entire equity interest in, Corium. Parent required that the Supporting Stockholder agree to enter into the Tender and Support Agreement to induce Parent and Merger Sub to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Upon consummation of the Merger, Corium will become a wholly-owned subsidiary of Parent, the Shares will cease to be freely traded or listed, Corium common stock will be de-registered under the Securities Exchange Act of 1934, as amended, and Parent will control the board of directors of Corium and will make such other changes in the charter, bylaws, capitalization, management and business of Corium as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, Parent and Merger Sub have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)                                 As a result of the Tender and Support Agreement, as of October 11, 2018, the Reporting Persons may be deemed, for purposes of Rule 13d–3 under the Exchange Act (“Rule 13d–3”), to share with the Supporting Stockholder the power to vote or direct the voting or disposition of the 9,353,304 Subject Shares, and thus, for the purpose of Rule 13d–3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 9,353,304, which constitutes approximately 25.6% of the Shares (as represented by Corium in the Merger Agreement). Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto beneficially owns any Shares. The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholder and hereby disclaim beneficial ownership of any Shares beneficially owned by the Supporting Stockholder or any of their affiliates including, without limitation, the Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares, and the Reporting Persons expressly disclaim all beneficial ownership of such Shares.

See the foregoing descriptions of the Merger Agreement and Tender Support Agreement set forth in Item 4, which are incorporated herein by reference. The Merger Agreement and Tender and Support Agreement are referenced herein as Exhibits 2 and 3 and are incorporated by reference into this Item 5.

(b)                                 Except to the extent that it may be deemed to by virtue of the Tender and Support Agreement, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any of the Shares.

The Reporting Persons may be deemed in certain circumstances to have the shared power with the Supporting Stockholder to vote the 9,353,304 Subject Shares.  However, the Reporting Persons (i) are not entitled to any rights as a stockholder of Corium as to the Subject Shares, except as otherwise expressly provided in the Tender and Support Agreement, and (ii) disclaim any beneficial ownership of any of the Subject Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholder and hereby disclaim beneficial ownership of any Shares beneficially owned by the Supporting Stockholder or any of their affiliates including, without limitation, the Subject Shares.

(c)                                  Except for the Merger Agreement and the Tender and Support Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has effected any transactions in the Shares during the past 60 days.

(d)                                 Except for the Merger Agreement and the Tender and Support Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Corium reported herein.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Tender and Support Agreement described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Annex A hereto, and any person with respect to the securities of Corium, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1                  Joint Filing Agreement, dated as of October 22, 2018, by and among Gurnet Holding Company, Gurnet Merger Sub, Inc., Gurnet Point L.P. and Waypoint International GP LLC

Exhibit 2                  Agreement and Plan of Merger, dated as of October 11, 2018, among Gurnet Holding Company, Gurnet Merger Sub, Inc. and Corium International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Corium International, Inc. with the Securities and Exchange Commission on October 11, 2018)

Exhibit 3                  Tender and Support Agreement, dated as of October 11, 2018, by and among Gurnet Holding Company, Gurnet Merger Sub, Inc. and Essex Woodlands Health Ventures Fund VII, L.P. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Corium International, Inc. with the Securities and Exchange Commission on October 11, 2018)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2018

GURNET HOLDING COMPANY

	By:	/s/ James B. Singleton
		Name:	James B. Singleton
		Title:	Secretary

GURNET MERGER SUB, INC.

	By:	/s/ James B. Singleton
		Name:	James B. Singleton
		Title:	President

GURNET POINT L.P.

	By:	/s/ James B. Singleton
		Name:	James B. Singleton
		Title:	Manager of Waypoint International GP LLC, in its capacity as General Partner of Gurnet Point L.P.

WAYPOINT INTERNATIONAL GP LLC

	By:	/s/ James B. Singleton
		Name:	James B. Singleton
		Title:	Manager

Annex A

Gurnet Holding Company

Set forth below are the name and present principal occupation of each director and executive officer of Gurnet Holding Company as of October 11, 2018. The business address of Gurnet Holding Company is 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142.

Name	Present Principal Occupation
Christopher Viehbacher, German — Canadian citizen	Director, President and Chief Executive Officer of Gurnet Holding Company

James B. Singleton, U.S. citizen	Director and Secretary of Gurnet Holding Company

Gretchen McCarey, U.S. citizen	Director and Treasurer of Gurnet Holding Company

Gurnet Point L.P. is the sole stockholder of Gurnet Holding Company.  None of the persons listed above beneficially owns any Shares.

Gurnet Merger Sub, Inc.

Set forth below are the name and present principal occupation of each director and executive officer of Gurnet Merger Sub, Inc. as of October 11, 2018. The business address of Gurnet Merger Sub, Inc. is 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142. All directors and executive officers set forth below are United States citizens.

Name	Present Principal Occupation
James B. Singleton	Director and President of Gurnet Merger Sub, Inc.

Gretchen McCarey	Director, Secretary and Treasurer of Gurnet Merger Sub, Inc.

Gurnet Holding Company is the sole stockholder of Gurnet Merger Sub, Inc.  None of the persons listed above beneficially owns any Shares.

Gurnet Point L.P.

Set forth below are the name and present principal occupation of each director and executive officer of Gurnet Point L.P. as of October 11, 2018. The business address of Gurnet Point L.P. is 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142.

Name	Present Principal Occupation
James B. Singleton, U.S. citizen	Manager of Waypoint International GP LLC, as General Partner of Gurnet Point L.P.

Gretchen McCarey, U.S. citizen	Manager of Waypoint International GP LLC, as General Partner of Gurnet Point L.P.

Stefan Meister, Swiss citizen	Manager of Waypoint International GP LLC, as General Partner of Gurnet Point L.P.

Waypoint International GP LLC

Set forth below are the name and present principal occupation of each director and executive officer of Waypoint International GP LLC as of October 11, 2018. The business address of Waypoint International GP LLC is 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142.

Name	Present Principal Occupation
James B. Singleton, U.S. citizen	Manager

Gretchen McCarey, U.S. citizen	Manager

Stefan Meister, Swiss citizen	Manager

Waypoint International GP LLC is the general partner of Gurnet Point L.P.  None of the persons listed above beneficially owns any Shares.